Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Reports Second Quarter 2010 Results

TORONTO, ONTARIO – August 13 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $4.6 million ($0.02 per share basic and diluted) for the three month period ended June 30, 2010, compared to net income of $0.9 million ($0.00 per share basic and diluted) for the three months ended June 30, 2009.  All amounts in this news release are in US dollars unless otherwise noted. Our financial statements and management’s discussion and analysis are available under the Corporation’s profile at www.sedar.com and www.sec.gov.

The increase in net income for the quarter was primarily due to an increase of $4.0 million in income on our investment in Minera Santa Cruz (“MSC”), which was partially offset by an increase of $0.3 million in total expenses for the quarter. This increase in expenses was a net result of a foreign currency exchange loss (due to a lower Canadian dollar) and an increase in legal expenses for the quarter, partially offset by a decrease in general and administrative costs.

Minera Andes has a 49% interest in the San José mine which is operated by MSC in the province of Santa Cruz, Argentina, an emerging gold/silver region home to many producing mines. Net proceeds realized by MSC from the sale of silver and gold for the quarter totaled $49.4 million as compared to $27.8 million for the first quarter of 2010, an increase of $21.6 million due to higher production and mill throughput as well as higher realized metal prices for both silver and gold. Net income at MSC for the second quarter was $11.3 million, an $8.9 million increase from the first quarter of this year. Silver and gold production came in at 1,220,794 ounces of silver and 19,707 ounces of gold, which were 48% and 20% higher respectively compared to the first quarter of this year.  These figures are presented on a 100% basis.

The average weighted gross sale price for silver and gold sold for the quarter was $18.21 per ounce and $1,233 per ounce respectively, an increase of 8% and 12% respectively compared to the first quarter of this year. On a per ounce co-product basis the average production cash cost was $9.22 per ounce of silver and $602 per ounce of gold as compared to last quarter’s cash cost of $9.15 per ounce of silver and $599 per ounce of gold.

Minera Andes also has 100% ownership of the Los Azules copper deposit in San Juan, Argentina, and 100% ownership of a portfolio of exploration properties in the Deseado Massif region in Santa Cruz. Los Azules has inferred mineral resources of 900 million tonnes grading 0.52% copper, equivalent to 10.3 billion pounds of copper, as well as indicated resources of 137 million tonnes grading 0.73% copper, equivalent to 2.2 billion pounds of copper. The Deseado Massif is a highly prospective area host to major silver-gold deposits and producing mines.

As of June 30, 2010, Minera Andes had approximately $8 million in cash and cash equivalents, and continues to have no bank debt.  Working capital at June 30, 2010 totaled $5.5 million.

Minera Andes Inc.
News Release 14-10  Page  1

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine, a large primary silver producer that produced 4,998,000 oz of silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. The company has no bank debt.

This news release has been submitted by Perry Ing, Chief Financial Officer of the Corporation.

For further information, please contact: Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky
Manager, Investor Relations
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:
MSC, the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by MSC. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC, do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 14-10  Page  2

Scientific and Technical Information:
The mineral resource estimate presented in this press release was prepared by Robert Sim, P.Geo. and Bruce Davis, PhD, FAusIMM, both independent Qualified Persons as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

For further information please see the news release titled: “Minera Andes reports mineral resource increase at Los Azules” dated June 21st 2010. Please also refer to the technical report entitled "Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina" dated March 19, 2009, the "Los Azules Report" prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is "independent" of the Corporation and a "qualified person" for the purposes of National Instrument 43-101 - "Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com). Mineral resources that are not mineral reserves do not have economic viability.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Minera Andes Inc.
News Release 14-10  Page  3